QuickLinks -- Click here to rapidly navigate through this document

Filed by Interactive Network, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Interactive Network, Inc.
Commission File No. 333-70250

FOR IMMEDIATE RELEASE

Interactive Network Shareholders Approve Merger with Two Way TV (US), Inc.

Shareholders' overwhelming approval of merger includes support from Interactive Network shareholders AT&T, Gannett, NBC, Motorola, and Sprint.

LOS ALTOS, CA—March 25, 2002—Interactive Network, Inc. (OTCBB: INNN) today announced that its shareholders overwhelmingly approved its proposed merger with Two Way TV (US), Inc. (formerly named TWIN Entertainment, Inc.) at a shareholders' meeting held on March 21, 2002. The proposal received approval from over 99% of the shares voted at the meeting, or approximately 28 million shares. Interactive Network's articles of incorporation and California law require approval of at least a majority of the outstanding shares, or approximately 21.5 million shares.

"The vote shows our shareholders "got it'," said President and CEO, Bruce Bauer. "I knew our strategic and major shareholders supported our strategy, but this overwhelming support shows that our shareholders understood the value of our strategy. Management's vision to transform Interactive Network from a pure patent play to a fully operational vehicle in the iTV and eTV landscapes with the capabilities to bring any brand "interactive' to multiple platforms is upon us. This strategy will be executed by the merger of assets and capabilities into one company and by the added benefit of an exclusive license from UK-based Two Way TV Limited. In 1999, we partnered with Two Way TV Limited whom I viewed to be the leader in iTV. Today that partnership has evolved and is strengthened."

"Interactive Network shareholders will become part of a new company which in my opinion will have a breadth of skill second to none in the United States and Canada—a company that can enhance brands through its ability to create, develop, and deploy iTV applications and to enable networks offering eTV for cable, satellite, and terrestrial distribution."

About Interactive Network, Inc.

Interactive Network was incorporated in 1986 and has been publicly traded since 1991. It holds core patents in the field of interactive television. Interactive Network helped pioneer and introduce interactive TV technology by providing an interactive service that ultimately delivered more than 40 hours of daily interactive content to six major cities in the early 1990s. Its major corporate shareholders are AT&T (NYSE: T), Motorola Inc. (NYSE: MOT), General Electric Inc. (NYSE: GE), Sprint (NYSE: FON) and Gannett (NYSE: GCI). More information about Interactive Network is available at www.interactivenetwork.net.

About Two Way TV (US), Inc.

Two Way TV (US) is a joint venture between Interactive Network, Inc. and Two Way TV Limited, www.twowaytv.com, which were among the first interactive and enhanced television companies. Based in Los Angeles, California, Two Way TV (US) dedicates its resources to developing multi-player interactive TV applications, enhanced TV games played in conjunction with live and scheduled television broadcasts and on-demand entertainment content for an interactive audience. Two Way TV (US) works with broadcasters, networks and programmers to enable interactive TV, to enrich their products and improve their brand loyalty. More information on Two Way TV Inc. (US) is available at http://www.twowaytvus.com.

Two Way TV (US), Interactive Network, Inc. and Two Way TV Limited have entered into a merger agreement, which contemplates the merger of Interactive Network, Inc. into Two Way TV (US). The merger is contingent upon, among other things, fulfilling customary closing conditions and any required regulatory approvals.

For more information, contact:

Bruce W. Bauer, President & CEO
Interactive Network Inc.
(650) 947-3345
 bwb@interactivenetwork.net

Keith Swenson for Two Way TV (US)
Bob Gold & Associates
(310) 320-2010
 keith@bobgoldpr.com

Two Way TV (US) and Interactive Network filed a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). We urge investors to read the proxy statement/prospectus, including the section entitled "Risk Factors and Other Considerations," and any other relevant documents filed with the SEC because they contain important information. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including descriptions of the structure and terms of transactions that may occur in the future. These statements are not historical facts and include expressions of management's expectations about transactions, which are subject to various contingencies. Such forward-looking statements involve certain risks and uncertainties. The actual structure and terms of the transactions may differ materially from those discussed in these forward-looking statements. Factors that might cause such a difference include, but are not limited to, changes in the terms and structure as a result of any applicable regulatory requirements and policy and changes in the businesses and operations of Interactive Network, Two Way TV (US) or related third parties. These entities assume no obligation for updating such forward-looking statements at any time.

QuickLinks

Interactive Network Shareholders Approve Merger with Two Way TV (US), Inc.